Exhibit 99.88

STANDARD LITHIUM ANNOUNCES THE EARLY CONVERSION OF LOAN FACILITY WITH LANXESS CORPORATION

VANCOUVER, BRITISH COLUMBIA, June 14, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHT) (FRA: S5L), an innovative technology and lithium project development company, announced today that LANXESS Corporation (the “Lender”) has elected for the early conversion in full of its loan facility (the “Loan”) previously advanced to the Company.

Conversion of the Loan will allow the Company to strengthen its balance sheet with the elimination of long-term debt and conserve capital for ongoing project development work. The early conversion of the Loan will also reduce interest expense and positions the Lender as a key shareholder.

The Company has issued 6,251,250 common shares, and 3,125,625 share purchase warrants (each, a “Warrant”), to the Lender in connection with the conversion of the outstanding Loan and has retired the principal of the Loan in the amount of US$3,750,000. Each warrant is exercisable to acquire an additional common share of the Company at a price of C$1.20 until June 10, 2024. For further information regarding the terms of the Loan, readers are encouraged to review the news release issued by the Company on October 30, 2019.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino county, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC - Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact Anthony Alvaro at (604) 240 4793

Twitter @standardlithium

Linkedin https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.